Exhibit 99.2

DiDi Provides Notification to Delist its ADSs from NYSE

BEIJING, May 23, 2022 – DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI), today announced that it has notified the New York Stock Exchange (the “NYSE”) of the Company’s decision to proceed with its delisting of the Company’s American Depositary Shares (“ADSs”) from the NYSE (the “Delisting”). The Company plans to file a Form 25 with the U.S. Securities and Exchange Commission on or after June 2, 2022, in order to delist its ADSs from the NYSE, which is expected to occur ten days thereafter upon the effectiveness of the Form 25. For more information regarding reasons for the Delisting, please refer to the Form 6-K that the Company furnished with the Securities and Exchange Commission on May 11, 2022.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and other global markets, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com